UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Amendment No.: 2

                              PANAMERICAN BANCORP
                              -------------------
                                Name of Issuer:

                           COMMON STOCK $.01 PAR VALUE
                           ---------------------------
                         Title of Class of Securities:

                                    697938207
                                    ---------
                                 (CUSIP Number)


                      Date of Event Which Requires Filing
                      of This Statement: November 1, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [x] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  697938207                                                 Page 2 of 5

1.  Name of Reporting Person and S.S. or I.R.S. Identification
    No of Above Person:

                       Pequot Capital Management, Inc.
                              Tax ID: 06-1524885

2.  Check the Appropriate Box if a Member of a Group
                       a.   [ ]
                       b.   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization:

                       Connecticut

      Number of        5.  Sole Voting Power:
       Shares                   1,637,159
    Beneficially
      Owned by         6.  Shared Voting Power:
        Each                    0
      Reporting
       Person          7.  Sole Dispositive Power:
        With:                   1,637,159

                       8.  Shared Dispositive Power:
                                0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,637,159

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                       [   ]

11. Percent of Class Represented by Amount in Row (9):

                       8.9%

12. Type of Reporting Person:

                       IA, CO

                                  SCHEDULE 13G

CUSIP No.  697938207                                                 Page 3 of 5

Item 1(a)              Name of Issuer:

                       PANAMERICAN BANCORP

1(b)                   Address of Issuer's Principal Executive Offices:

                       3400 Coral Way, Miami, FL 33145

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

                       Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

       (d)             Title of Class of Securities:

                       COMMON STOCK $.01 PAR VALUE

       (e)             CUSIP Number:

                       697938207

Item 3.                This statement is filed pursuant to Rule 13d-1(b)(1)(ii)
                       (E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.                Ownership.

                       Ownership as of November 1, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person. The number of shares reported in items (5)-(9) and (11) consists of 687,053 shares and 950,106 shares issuable upon the exercise of certain warrants held for the accounts of the Reporting Person's clients.

Item 5.                Ownership of Five Percent or Less of a Class.

                       Not applicable.

                                  SCHEDULE 13G

CUSIP No.  697938207                                                 Page 4 of 5


Item 6.                Ownership of More than Five Percent on Behalf of Another
                       Person.
                       The reporting person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of
                       Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of the reporting person, Pequot Scout Fund, L.P., owns of record more than 5% of the issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

                       Not applicable.

Item 8.                Identification and Classification of Members of the
                       Group.

                       Not applicable.

Item 9.                Notice of Dissolution of the Group.

                       Not applicable.

Item 10.               Certifications.

                       By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G

CUSIP No.  697938207                                                 Page 5 of 5

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 8, 2005                      By:     /s/ Aryeh Davis
                                                    ----------------
                                            Title:  Chief Operating Officer,
                                                    General Counsel and
                                                    Secretary